UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

Commission File Number: 001-34225

VIMICRO INTERNATIONAL CORPORATION

15/F Shining Tower

No. 35 Xueyuan Road, Haidian District

Beijing 100191, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMICRO INTERNATIONAL CORPORATION

By:	/s/ John Zhonghan Deng

Name:	John Zhonghan Deng
Title:	Chairman and Chief Executive Officer

Date: August 10, 2012

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press Release

Exhibit 99.1

Vimicro Announces Second-Quarter 2012 Results

•	Revenues and Non-GAAP Net Income Exceed Guidance

•	Returns to Profitability on Non-GAAP Basis

BEIJING, August 8, 2012 – Vimicro International Corporation (VIMC) (“Vimicro” or the “Company”), a leading PC-camera processor and IP-based surveillance solution provider, today announced financial results for the second quarter ended June 30, 2012.

Second-Quarter 2012 Results

Net revenue in the second quarter of 2012 was $20.1 million, as compared to net revenue of $11.6 million in the first quarter and $14.2 million from continuing operations in the year-ago quarter. Second-quarter revenues exceeded guidance of a sequential increase of approximately 40%, or $16.2 million. The 41.8% year-over-year revenue increase was driven by growth in sales of both PC-camera processors and surveillance solutions.

Gross profit in the second quarter was $6.9 million, as compared with $4.8 million in the year-ago quarter. The gross margin in the second quarter was 34.1%, compared with 33.5% in the year-ago quarter and 30.6% in the first quarter, owing to a more favorable product mix.

Operating expenses in the second quarter were $8.5 million, as compared to $12.3 million in the year-ago quarter. Operating expenses decreased year-over-year and sequentially due to the success of the Company’s restructuring efforts and cost-control initiatives. The operating loss was $1.6 million, as compared to $7.5 million in the year-ago quarter.

Vimicro returned to non-GAAP profitability in the second quarter, and non-GAAP net income attributable to Vimicro International Corporation was $729,000, or approximately $0.02 per ADS on diluted basis, as compared to a non-GAAP net loss attributable to Vimicro of $5.6 million, or $0.09 per ADS from continuing operations in the year-ago quarter. The non-GAAP net income attributable to Vimicro International Corporation excludes $1.1 million of non-cash, share-based compensation and also exceeded guidance of a loss of approximately $1.5 million.

Vimicro recorded positive cash flow from operations of $4.7 million in the second quarter. As of June 30, 2012, the Company had cash and cash equivalents of approximately $35.5 million, held-to-maturity securities of $4.0 million, and restricted cash of $6.3 million, totaling $45.8 million. Total current assets were approximately $92.5 million, and Vimicro had working capital of approximately $61.7 million, $0.5 million of notes payable, and $4.7 million of long-term bank loans on its balance sheet, as of June 30, 2012.

Dr. John Deng, Vimicro’s Chairman and Chief Executive Officer, commented, “We are pleased to report significantly improved results for the second quarter, in particular reporting positive cash flow from operations and returning to profitability on a non-GAAP basis. These results demonstrate the success of the decisions we have made to refocus and streamline our company. Revenue growth was solid across both segments, and we are particularly pleased with the 61% year-over-year growth in sales of surveillance solutions. We believe Vimicro has passed the turning point, and we look forward to stronger quarterly results throughout the remainder of the year, in particular for our surveillance business.”

Business Outlook

For the third quarter of 2012, Vimicro expects revenues of $20 to $22 million.

Second-Quarter Earnings Release and Conference Call Information

Vimicro plans to release second-quarter 2012 results on Wednesday, August 8 before the U.S. market opens. The Company will also hold a conference call at 8:00 a.m. EDT on Wednesday, August 8, 2012, to discuss financial results for the second quarter ended June 30, 2012.

To participate in the conference call, please dial one of the following numbers five to ten minutes prior to the scheduled conference call time: (866) 770-7051 or (617) 213-8064. The conference call ID number is 72770360.

If you are unable to participate in the call at this time, a replay will be available starting on Wednesday, August 8, 2012 at 10:00 a.m. EDT, through 11:59 p.m. EDT on Wednesday, August 15, 2012. To access the replay, dial (888) 286-8010 or (617) 801-6888. The conference call ID number is 32661936.

This conference call will also be broadcast live over the Internet and can be accessed by all interested parties by clicking on http://www.media-server.com/m/acs/dd95d589a96443b5c3141c59ed7e06e2. Please access the link at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software.

About Vimicro International Corporation

Vimicro International Corporation is a leading multimedia semiconductor and solution provider that designs, develops and markets mixed-signal semiconductor products and system-level solutions that enable multimedia capabilities in a variety of products for PC/notebook, consumer electronics and surveillance markets. Vimicro is aggressively expanding business into the surveillance market with system-level solutions and semiconductor products to capitalize on China’s domestic demand. Vimicro’s ADSs, each of which represents four ordinary shares, are currently trading on the NASDAQ Global Market under the ticker symbol “VIMC.”

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as Vimicro’s expectations and forecasts, contain forward-looking statements. Vimicro may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vimicro’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the company’s ability to develop and sell new mobile multimedia products; the expected growth of the mobile multimedia market; the company’s ability to increase sales of notebook camera multimedia processors; the company’s ability to retain existing customers and acquire new customers and respond to competitive market conditions; the company’s ability to respond in a timely manner to the evolving multimedia market and changing consumer preferences and industry standards and to stay abreast of technological changes; the company’s ability to secure sufficient foundry capacity in a timely manner; the company’s ability to effectively protect its intellectual property and the risk that it may infringe on the intellectual property of others; and cyclicality of the semiconductor industry. Further information regarding these and other risks is included in Vimicro’s annual report on Form 20-F filed with the Securities and Exchange Commission. Vimicro does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date hereof, and Vimicro undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Measures

To supplement the consolidated financial statements presented in accordance with GAAP, Vimicro uses non-GAAP measures of non-GAAP income/(loss) from operations, non-GAAP net income/(loss) attributed to Vimicro International Corporation and non-GAAP diluted net income /(loss) per ADS, which are adjusted from the most directly comparable financial measures calculated and presented in accordance with GAAP to exclude amortization of share-based compensation expense. These non-GAAP financial measures are provided to enhance investors’ overall understanding of the company’s financial performance as they exclude share-based expenses that are not expected to result in future cash payments. The non-GAAP measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in our business for the foreseeable future. We compensate for these limitations by providing the relevant disclosure of our share-based compensation charges in our reconciliations to the GAAP measures. For more information on the non-GAAP financial measures, please see the tables captioned “Reconciliation of non-GAAP results of operations measures to the nearest comparable GAAP measures” set forth at the end of this release.

Vimicro believes that both management and investors benefit from referring to these non-GAAP measures in assessing the performance of Vimicro’s liquidity and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Vimicro’s historical liquidity. Vimicro computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The accompanying tables have more details on the GAAP financial measures that are most comparable to non-GAAP financial measures and the related reconciliations between financial measures.

Currency Translation

This announcement contains translations of certain RMB amounts into U.S. dollars. Unless otherwise noted, all translations from RMB to U.S. dollars are based on the applicable exchange rates quoted by the Bank of China, which was RMB 6.3249 to $1.00 on June 29, 2012.

- financial tables follow -

Vimicro International Corporation

Consolidated Balance Sheets

(Amounts expressed in thousands of U.S. dollars, except number of share data)

	6/30/2012 (unaudited)	12/31/2011 (audited)
Assets

Current assets:
Cash and cash equivalents	$35,536	$49,227
Restricted cash	6,275	3,520
Held-to-maturity	3,953	0
Accounts and notes receivable, net of provision for doubtful accounts of $1,822 and $2,340 as of December 31, 2011 and June 30, 2012, respectively	20,445	17,895
Amounts due from related party	4,559	4,831
Inventories	18,265	18,734
Prepayments and other current assets, net of provision for doubtful accounts of $162 and $180 as of December 31, 2011 and June 30, 2012, respectively	3,129	4,057
Deferred tax assets	357	356
Total current assets	92,519	98,620
Investment in an unconsolidated affiliate	1,514	1,520
Property, equipment and software, net	14,826	14,266
Land use rights	21,254	21,488
Deferred tax assets-non current	112	112
Other assets	1,238	1,291
Total assets	131,463	137,297

Liabilities and Shareholders’ Equity

Current liabilities:

Accounts payable	7,984	9,280
Notes payable	485	1,013
Amounts due to related party	1,447	963
Taxes payable	2,053	1,209
Advances from customers	2,405	1,916
Accrued expenses and other current liabilities	7,162	8,333
Deferred government grant	9,264	5,910
Total current liabilities	30,800	28,624
Non-Current liabilities:
Deferred tax liabilities	33	33
Product warranty	386	300
Long-term bank loan	4,743	0
Total liabilities	35,962	28,957

Commitments and contingencies

Shareholders’ equity:
Ordinary shares,$0.0001 par value, 500,000,000 shares authorized, 139,953,296 and 118,889,892 shares issued and outstanding as of December 31, 2011 and June 30, 2012, respectively	15	15
Additional paid-in capital	160,131	158,879
Treasury stock	(13,077)	(6,490)
Accumulated other comprehensive income	12,688	12,850
Accumulated deficit	(86,649)	(82,630)
Statutory reserve	2,782	2,782
Total shareholders’ equity attributable to Vimicro International Corporation	75,890	85,406
Non-controlling interest	19,611	22,934
Total shareholders’ equity	95,501	108,340

Total liabilities and shareholders’ equity	131,463	137,297

Vimicro International Corporation

Consolidated Statement of Comprehensive Loss

(Amounts expressed in thousands of U.S. dollars, except number of shares and per share data)

	2012 Q2	2012 Q1	2011 Q2
	(unaudited)	(unaudited)	(unaudited)

Net revenue	20,140	11,570	14,200

Cost of revenue	(13,275)	(8,027)	(9,437)

Gross profit	6,865	3,543	4,763

Operating expenses:
Research and development, net	(3,052)	(3,482)	(5,676)
Selling and marketing	(2,348)	(2,476)	(3,681)
General and administrative	(3,097)	(3,041)	(2,953)

Total operating expenses	(8,497)	(8,999)	(12,310)

Loss from operations	(1,632)	(5,456)	(7,547)

Other income:
Interest income	125	90	165
Foreign exchange gain/(loss), net	(159)	36	447
Gain on disposal of marketable equity securities	0	0	632
Others, net	1	1	15

Loss before income taxes and share of profit of an unconsolidated affiliate	(1,665)	(5,329)	(6,288)

Income taxes expense	(175)	(194)	(53)

Net loss before share of profit of an unconsolidated affiliate	(1,840)	(5,523)	(6,341)

Net loss from continuing operations	(1,840)	(5,523)	(6,341)
Loss from discontinued operations, net of income tax	0	0	(2,230)

Net loss	(1,840)	(5,523)	(8,571)

Loss attributable to non-controlling interest	(1,497)	(1,847)	(2,268)

Loss attributed to Vimicro International Corporation	(343)	(3,676)	(6,303)

Loss per share - basic and diluted
continuing operations	(0.00)	(0.03)	(0.02)
discontinued operations	0.00	0.00	(0.02)

Loss per share - basic and diluted	(0.00)	(0.03)	(0.04)

Loss per ADS Basic and Diluted
continuing operations	(0.01)	(0.11)	(0.11)
discontinued operations	0.00	0.00	(0.06)

Loss per ADS - basic and diluted	(0.01)	(0.11)	(0.17)

Weighted average number of ordinary shares outstanding
Basic and Diluted	121,877,701	134,898,768	146,820,790

Weighted average number of ADS outstanding
Basic and Diluted	30,469,425	33,724,692	36,705,198

Other comprehensive income/(loss):
Foreign currency translation adjustment	(175)	36	867
Unrealized loss on marketable equity securities	0	0	(550)

Comprehensive loss	(2,015)	(5,487)	(8,254)
Comprehensive loss attributable to non-controlling interest	(1,498)	(1,826)	(1,866)
Comprehensive loss attributable to Vimicro International Corporation	(517)	(3,661)	(6,388)

Components of share-based compensation expenses are included in the following expense captions:
R&D	(462)	(83)	(197)
S&M	(50)	(20)	(27)
G&A	(560)	(77)	(474)

Total	(1,072)	(180)	(698)

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*)

(Amounts expressed in thousands of U.S. dollars, except number of shares and per share data, unaudited)

	Three months ended June 30, 2012			Three months ended March 31, 2012			Three months ended June 30, 2011
	GAAP Result	Adjustment	Non-GAAP Result	GAAP Result	Adjustment	Non-GAAP Result	GAAP Result	Adjustment	Non-GAAP Result
Loss from operations	$(1,632)	$1,072	$(560)	$(5,456)	$180	$(5,276)	$(7,547)	$698	$(6,849)
Income/(loss) attributed to Vimicro International Corporation	(343)	1,072	729	(3,676)	180	(3,496)	(6,303)	698	(5,605)
Income/(loss) from continuing operations per ADS(**)	(0.01)	0.03	0.02	(0.11)	0.01	(0.10)	(0.11)	0.02	(0.09)

(*)	The adjustment is to exclude non-cash share-based compensation for employees and non-employees.
(**)	Loss per ADS refers to continuing operations